Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of Nomad Royalty Company Ltd. of our report dated March 30, 2021, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada
March 30, 2021